UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011.

Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Notice of results and purchase of own shares

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated April 19, 2011 in relation to the registrant’s announcement of its first quarter results date.
1.2	Regulatory announcement dated April 19, 2011 in relation to the registrant’s purchase of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Notice of Results
RNS Number : 1947F
CSR plc
19 April 2011

19 April 2011

CSR plc First Quarter 2011 Results Date

CSR plc announces that it will release its Q1 results for the three months to 31 March 2011 on Tuesday, 10 May 2011.  A presentation for analysts and webcast will be held at 9.00 am BST at the offices of UBS, 1 Finsbury Avenue, London EC2M 2PP.  An audio call for North American investors will be held at 18.00 BST (15.00 EST; 10.00 am PST).  Instructions for participating in the webcast and/or conference call as well as replay facilities will be available from www.csr.com on the day of announcement.

Enquiries: CSR plc +44 (0) 1223 692 000 Will Gardiner, Chief Financial Officer Cynthia Alers, Investor Relations Director	Financial Dynamics (media enquiries) +44 (0) 20 7831 3113 James Melville-Ross Haya Herbert-Burns Tracey Bowditch

Notes to editors:

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi to industry leaders in consumer electronics, mobile handsets and the automotive industry.  Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras, mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK and has offices in Europe, Asia and North America.

Consensus market estimates for CSR's underlying results for the first quarter 2011 are:  Revenues US$163m, Gross Margin 47.8%, EBIT US$3.0m and underlying EPS of US$0.02.   Underlying financial figures exclude amortisation of acquired intangible assets, share option charges, integration and restructuring charges, acquisition fees and litigation costs.  Underlying diluted earnings per share also adds back the tax effects associated with these items.

This information is provided by RNS
The company news service from the London Stock Exchange
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Exhibit 1.2

Purchase of own shares
RNS Number : 2156F
CSR plc
19 April 2011

19 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Tuesday 19 April 2011, CSR purchased 118,000 ordinary shares of 0.1p each at prices between 359.4p and 365p per share of which 118,000 ordinary shares are being held in treasury.  This represents 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 13,718,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 171,547,109 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD James Melville-Ross Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange
END
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